SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K/A

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
[X] Annual Report Pursuant To Section 15(d) Of The Securities Exchange Act Of 1934 for the fiscal year ended December 31, 2017

or

[ ] Transition Report Pursuant To Section 15(d) Of The Securities Exchange Act Of 1934 for the transition period from __________ to _____________

Commission file number 000-20557

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: The Andersons, Inc. Retirement Savings Investment Plan.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Andersons, Inc., 1947 Briarfield Boulevard, Maumee, Ohio 43537.

Explanatory Note

The Andersons, Inc. (the “Company”) is filing this Amendment No. 1 to its Form 11-K for the year ended December 31, 2017, originally filed with the Securities and Exchange Commission on June 22, 2018 (the “2017 Form 11-K”), solely for the purpose of updating the report date and year end date referenced in the Consent of Independent Registered Public Accounting Firm.

Except as described above, no other changes have been made to the Form 11-K as originally filed.

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-202442) on Form S-8 of The Andersons, Inc. of our report dated June 22, 2018, relating to the financial statements and supplemental schedule of The Andersons, Inc. Retirement Savings Investment Plan, appearing in this Annual Report on Form 11-K of The Andersons, Inc. Retirement Savings Investment Plan for the year ended December 31, 2017.

/s/ RSM US LLP

Columbus, Ohio
June 22, 2018

Signatures

Pursuant to the requirements of the Securities Exchange act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

The Andersons, Inc. Retirement Savings Investment Plan
(Name of Plan)

The Andersons, Inc.
(Registrant)

Date: July 2, 2018	/s/ Patrick E. Bowe
Patrick E. Bowe
Chief Executive Officer
(Principal Executive Officer)

Date: July 2, 2018	/s/ Anne G. Rex
Anne G. Rex
Interim Chief Financial Officer, Vice President & Corporate Controller
(Principal Financial Officer)